Exhibit 12.1

NORDSTROM, INC.

Computation of Historical Ratios of Earnings to Fixed Charges

(in millions, except ratio data)

	Fiscal Year Ended(a)
	02/01/2014	02/02/2013	01/28/2012	01/29/2011	01/30/2010
Earnings
Earnings before income taxes	$1,189	$1,185	$1,119	$991	$696
Fixed Charges(b)	228	204	165	154	164
Amortization of capitalized interest	6	7	5	6	6
Less: interest capitalized during period	(14)	(5)	(7)	(5)	(6)

Earnings for Computation	1,409	1,391	1,282	1,146	860

Fixed Charges(b)
Interest and amortization of debt-related expenses	176	167	139	134	146
Portion of rent expense representative of interest(c)	52	37	26	20	18

Total Fixed Charges	228	204	165	154	164

Ratio of Earnings to Fixed Charges	6.19	6.80	7.79	7.43	5.23

(a)	All years presented were 52-week years except for the year ended February 2, 2013, which was a 53-week year.
(b)	Fixed charges represent interest expense, including the amortization of debt-related expenses and capitalized interest, plus the estimated interest portion of rent expense.
(c)	We estimate the interest portion of rent expense by multiplying our weighted average borrowing rate to the average monthly capitalized operating lease liability. The capitalized operating lease liability for each month is calculated as the trailing 12-months of rent expense multiplied by eight. The multiple of eight times rent expense is a commonly used method of estimating the corresponding liability we would record for our leases that are classified as operating if they had met the criteria for a capital lease.